                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 7)*
                    Under the Securities Exchange Act of 1934



                           AER Energy Resources, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
               Series A Convertible Preferred Stock, no par value
               Series B Convertible Preferred Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            Common Stock: 000944 10 8
                   Series A Convertible Preferred Stock: None
                   Series B Convertible Preferred Stock: None
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Mark D. Kaufman, Esq.
                         Sutherland Asbill & Brennan LLP
                           999 Peachtree Street, N.E.
                           Atlanta, Georgia 30309-3996
                                 (404) 853-8107
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                February 27, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). The Exhibit Index is located immediately following page 35 of this filing.

                                  SCHEDULE 13D

------------------------------                --------------------------------
CUSIP No. 000944 10 8                               Page __2__of __35___ Pages
------------------------------                --------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) JON A. LINDSETH

-------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                      (B) [X]

-------------------------------------------------------------------------------

     3     SEC USE ONLY

-------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           AF

-------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                             [ ]

-------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

-------------------------------------------------------------------------------

         NUMBER OF           7    SOLE VOTING POWER
          SHARES                  COMMON STOCK:  12,487,397
       BENEFICIALLY               SERIES A CONVERTIBLE PREFERRED STOCK:  202,250
         OWNED BY                 SERIES B CONVERTIBLE PREFERRED STOCK:  102,250
           EACH
         REPORTING           --------------------------------------------------
          PERSON
           WITH
                             8    SHARED VOTING POWER

                             --------------------------------------------------

                             9    SOLE DISPOSITIVE POWER
                                  COMMON STOCK:  12,487,397
                                  SERIES A CONVERTIBLE PREFERRED STOCK: 202,250 SERIES B CONVERTIBLE PREFERRED STOCK: 102,250

                             --------------------------------------------------

                             10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           COMMON STOCK:  12,487,397
           SERIES A CONVERTIBLE PREFERRED STOCK:  202,250
           SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           COMMON STOCK:  40.6%
           SERIES A CONVERTIBLE PREFERRED STOCK:  50.0%
           SERIES B CONVERTIBLE PREFERRED STOCK: 100.0%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 000944 10 8                                Page __3__ of __35_ Pages
----------------------------                   -------------------------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           THE KINDT-COLLINS COMPANY
--------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A) [ ]
                                                                      (B) [X]
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                             [ ]
--------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      COMMON STOCK:  212,994
       BENEFICIALLY
         OWNED BY            ---------------------------------------------------
           EACH
         REPORTING               8    SHARED VOTING POWER
          PERSON
           WITH              ---------------------------------------------------

                                 9    SOLE DISPOSITIVE POWER
                                      COMMON STOCK:  212,994
                             ---------------------------------------------------

                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           COMMON STOCK:  212,994

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           COMMON STOCK:  0.9%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           CO
--------------------------------------------------------------------------------

                               SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 000944 10 8                               Page __4__ of _35__ Pages
-----------------------                          ------------------------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           AER PARTNERS
--------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                       (B) [X]
--------------------------------------------------------------------------------

     3     SEC USE ONLY
--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
--------------------------------------------------------------------------------

         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      COMMON STOCK:  3,189,915
       BENEFICIALLY
         OWNED BY             --------------------------------------------------
           EACH
         REPORTING                8    SHARED VOTING POWER
          PERSON
           WITH               --------------------------------------------------

                                  9    SOLE DISPOSITIVE POWER
                                       COMMON STOCK:  3,189,915
                              --------------------------------------------------

                                 10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON COMMON STOCK: 3,189,915

--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           COMMON STOCK:  12.8%

--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
    CUSIP No. 000944 10 8                           Page __5__ of __35__ Pages
------------------------------                  -------------------------------

--------------------------------------------------------------------------------

     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) ELMWOOD PARTNERS II
--------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------

     3     SEC USE ONLY
--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           BK
--------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                            [ ]

--------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           OHIO
--------------------------------------------------------------------------------

         NUMBER OF           7  SOLE VOTING POWER
          SHARES                COMMON STOCK:  8,933,258
       BENEFICIALLY             SERIES A CONVERTIBLE PREFERRED STOCK: 202,250
         OWNED BY               SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
           EACH
         REPORTING           --------------------------------------------------
          PERSON
           WITH              8  SHARED VOTING POWER

                             --------------------------------------------------

                             9  SOLE DISPOSITIVE POWER
                                COMMON STOCK:  8,933,258
                                SERIES A CONVERTIBLE PREFERRED STOCK: 202,250 SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
                             --------------------------------------------------

                             10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           COMMON STOCK:  8,933,258
           SERIES A CONVERTIBLE PREFERRED STOCK: 202,250
           SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           COMMON STOCK:  29.2%
           SERIES A CONVERTIBLE PREFERRED STOCK:  50.0%
           SERIES B CONVERTIBLE PREFERRED STOCK: 100.0%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------------------------------------------------------
CUSIP No. 000944 10 8                               Page __6__ of __35__ Pages
--------------------------                          --------------------------


     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) BATTERY PARTNERS
--------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (A) [ ]
                                                                    (B) [X]

--------------------------------------------------------------------------------

     3     SEC USE ONLY
--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(D) OR 2(E)                                        [ ]

--------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE
--------------------------------------------------------------------------------

         NUMBER OF               7    SOLE VOTING POWER
          SHARES                      COMMON STOCK:  121,230
       BENEFICIALLY
         OWNED BY            --------------------------------------------------
           EACH
         REPORTING               8    SHARED VOTING POWER
          PERSON
           WITH              --------------------------------------------------

                                 9    SOLE DISPOSITIVE POWER
                                      COMMON STOCK:  121,230
                             --------------------------------------------------

                                10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           COMMON STOCK:  121,230
--------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.5%
--------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 000944 10 8                               Page __7__ of __35___ Pages

--------------------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
           JON A. LINDSETH, TRUSTEE UNDER JON A. LINDSETH TRUST AGREEMENT DATED APRIL 25, 1986, AS MODIFIED
--------------------------------------------------------------------------------

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (A)  [ ]
                                                                      (B)  [X]
--------------------------------------------------------------------------------

     3     SEC USE ONLY

--------------------------------------------------------------------------------

     4     SOURCE OF FUNDS*
           N/A
--------------------------------------------------------------------------------

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(D) OR 2(E)                                              [  ]
--------------------------------------------------------------------------------

     6     CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES
--------------------------------------------------------------------------------

         NUMBER OF          7    SOLE VOTING POWER
          SHARES                 COMMON STOCK:  12,244,403
       BENEFICIALLY              SERIES A CONVERTIBLE PREFERRED STOCK: 202,250
         OWNED BY                SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
           EACH
         REPORTING          ---------------------------------------------------
          PERSON
           WITH             8    SHARED VOTING POWER

                            ---------------------------------------------------

                            9    SOLE DISPOSITIVE POWER
                                 COMMON STOCK:  12,244,403
                                 SERIES A CONVERTIBLE PREFERRED STOCK: 202,250 SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
                            ---------------------------------------------------

                            10    SHARED DISPOSITIVE POWER

-------------------------------------------------------------------------------

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           COMMON STOCK:  12,244,403
           SERIES A CONVERTIBLE PREFERRED STOCK: 202,250
           SERIES B CONVERTIBLE PREFERRED STOCK: 102,250
-------------------------------------------------------------------------------

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         [ ]
-------------------------------------------------------------------------------

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           COMMON STOCK:  40.0%
           SERIES A CONVERTIBLE PREFERRED STOCK:  50.0%
           SERIES B CONVERTIBLE PREFERRED STOCK: 100.0%
-------------------------------------------------------------------------------

   14      TYPE OF REPORTING PERSON*
           OO
-------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

         The equity securities to which this Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates are shares of common stock, no par value (the "Common Stock"), shares of Series A Convertible Preferred Stock, no par value (the "Preferred Stock") and shares of Series B Convertible Preferred Stock, no par value (the "Series B Preferred Stock"), of AER Energy Resources, Inc., a Georgia corporation ("AER Energy"). The address of AER Energy's principal executive office is 4600 Highlands Parkway, Suite G, Smyrna, Georgia 30082.


Item 2.  IDENTITY AND BACKGROUND.

         (a)-(c) The persons filing this Amendment No. 7 are Jon A. Lindseth ("Mr. Lindseth"), Jon A. Lindseth, Trustee, under the Jon A. Lindseth Trust Agreement dated April 25, 1986, as modified (the "Trustee", with the Ohio trust created under such agreement referred to as the "Trust"), The Kindt-Collins Company, a Delaware corporation ("Kindt-Collins"), and Elmwood Partners II ("Elmwood"), Battery Partners ("Battery Partners") and AER Partners ("AER Partners"), all Ohio partnerships. Mr. Lindseth is the Trustee of the Trust, the Chairman of the Board of Directors of Kindt-Collins and the Managing Partner of each of AER Partners, Battery Partners and Elmwood.

         Amendment No. 7 is being filed pursuant to Exchange Act Rules 13d-1(k)(1) and 13d-2 to report the purchase by Elmwood of 102,250 shares of Series B Preferred Stock and a warrant (the "Warrant") to purchase 776,699 shares of Common Stock on February 27, 2001.

THE TRUST:

         The Trust is a revocable trust created to manage and invest certain assets for the benefit of Mr. Lindseth (and to transfer such assets upon his death to specified beneficiaries). The principal business address of the Trustee is Jon A. Lindseth, Trustee under Jon A. Lindseth Trust Agreement dated April 25, 1986, as modified, c/o The Kindt-Collins Company, 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         Each of Elmwood, Battery Partners and AER Partners are investment partnerships which are composed of substantially the same partners. The principal place of business and principal office of Elmwood, Battery Partners and AER Partners is 12651 Elmwood Avenue, Cleveland, Ohio 44111.

KINDT-COLLINS:

         Kindt-Collins is engaged in the business of manufacturing and distributing products for use in the metal casting industry, including industrial grade wax, aluminum casting patterns, and related abrasives, plastics and lumber. The principal place of business and principal office of Kindt-Collins is located at 12651 Elmwood Avenue, Cleveland, Ohio 44111.

         The following tables set forth certain information as to the executive officers and directors of Kindt-Collins and the general partners of AER Partners and Elmwood, including their business addresses and principal occupations.


                                    Position with Kindt-Collins
Name and Business Address           and Principal Occupation
-------------------------           ------------------------
Jon A. Lindseth                     Chairman of the Board and
The Kindt-Collins Company                 Treasurer
12651 Elmwood Avenue
Cleveland, OH  44111

Leo L. Kovachic                     Director and President
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, OH  44111

Joseph D. Sullivan                  Director and Secretary;
Calfee, Halter & Griswold           Partner, Calfee, Halter,
1800 Society Building                       & Griswold
Cleveland, OH  44114


AER PARTNERS:

         Although AER Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of AER Partners. Certain information regarding the general partners of AER Partners is set forth below.

                                             Position with Partnership
Name and Business Address                    and Principal Occupation
-------------------------                    ------------------------
Jon A. Lindseth, Trustee                     Managing Partner; Mr.
 under Jon A. Lindseth Trust                 Lindseth is Chairman of the
 Agreement dated April 25,                   Board and Treasurer, Kindt-
 1986, as modified                           Collins
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111


Virginia M. Lindseth (spouse                 Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022


Andrew M. Lindseth                           Partner; Chairman of the
ImageScan, Inc.                              Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540


Steven W. Lindseth, Trustee                  Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust              is President, Complient, LLC
 Agreement dated March 1, 1989,              and Director, Nextec
 as modified                                 Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128


Karen L. Parker, Trustee                     Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee                   Partner; Peter L. Lindseth is
 under Peter L. Lindseth                     an associate professor at
 Declaration of Trust                        University of Connecticut
 dated May 12, 1994                          School of Law.
University of Connecticut School
 of Law
65 Elizabeth Street
Hartford, CT  06105-2290



Sullivan Family Limited                      Partner; Mr. Sullivan and his
  Partnership                                spouse, Sandra H. Sullivan,
c/o Joseph D. Sullivan                       are the general partners of
Calfee, Halter & Griswold                    the Sullivan Family Limited
1800 Society Building                        Partnership.
Cleveland, OH  44114


Joseph D. Sullivan Trustee                   Partner; Mr. Sullivan is a
  UAW Mary M. Sullivan dtd                   partner of Calfee, Halter &
  December 24, 1975                          Griswold.
c/o Joseph D. Sullivan
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114


Louise A. Phillips, Successor                Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
16932 Clifton Blvd.
Lakewood, OH 44107


Mary E. Gail Trust                           Partner
c/o Louise A. Phillips, Trustee
1501 Raven Drive
Wasilla, AK  99654


Ann M. Rich Trust                            Partner
c/o Louise A. Phillips, Trustee
16932 Clifton Blvd.
Lakewood, OH 44107


Susan K. Salo Trust                          Partner
c/o Louise A. Phillips, Trustee
16932 Clifton Blvd.
Lakewood, OH 44107

Louise I. Palmer Trust                        Partner
c/o Louise A. Phillips, Trustee
16932 Clifton Blvd.
Lakewood, OH 44107

Edvins Auzenbergs, Trustee                    Partner; Mr. Auzenbergs is
 Under Edvins Auzenbergs                      retired.
 Declaration of Trust
 dated August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                               Partner; President,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                           Partner; Sales Manager,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

BATTERY PARTNERS:

         Although Battery Partners is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Battery Partners. Certain information regarding the general partners of Battery Partners is set forth below.

                                              Position with Partnership
Name and Business Address                     and Principal Occupation
-------------------------                     -------------------------
Jon A. Lindseth, Trustee                      Managing Partner; Mr.
 under Jon A. Lindseth Trust                  Lindseth is Chairman of the
 Agreement dated April 25,                    Board and Treasurer, Kindt-
 1986, as modified                            Collins
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse                  Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                            Partner; Chairman of the
ImageScan, Inc.                               Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee                   Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust               is President, Complient, LLC
 Agreement dated March 1, 1989,               and Director, Nextec
 as modified                                  Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Sharon H. Lindseth (spouse of                 Partner
 Steven W. Lindseth)
1820 County Line Road
Gates Mills, OH  44040

Karen L. Parker, Trustee                      Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay Road
Glencoe, IL  60022

Stephen C. Parker (spouse of                  Partner
 Karen L. Parker)
240 Old Green Bay Road
Glencoe, IL  60022

Peter L. Lindseth, Trustee                    Partner; Peter L. Lindseth is
 under Peter L. Lindseth                      an associate professor at the
 Declaration of Trust,                        University of Connecticut
 dated May 12, 1994                           School of Law.
University of Connecticut
         School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 UAW Mary M. Sullivan dtd                     partner of Calfee, Halter &
 December 24, 1975                            Griswold.
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 for Stephanie D. Sullivan                    partner of Calfee, Halter &
Calfee, Halter & Griswold                     Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 for Laura W. Sullivan                        partner of Calfee, Halter &
Calfee, Halter & Griswold                     Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 for M. Hannah Sullivan                       partner of Calfee, Halter &
Calfee, Halter & Griswold                     Griswold.
1800 Society Building
Cleveland, OH  44114

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 for J. D. Sullivan, Jr.                      partner of Calfee, Halter &
Calfee, Halter & Griswold                     Griswold.
1800 Society Building
Cleveland, OH  44114

Louise A. Phillips, Successor                 Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7753 East Bowie Road
Scottsdale, AZ  85258

Mary E. Gail Trust                            Partner
c/o Louise A. Phillips, Trustee
1501 Raven Drive
Wasilla, AK  99654

Ann M. Rich                                   Partner
15 Warwick Lane
Rocky River, OH  44116

Susan K. Salo                                 Partner
1 Windsor Court
Rocky River, OH  44116

Louise I. Palmer                              Partner
Main Street
Beckett, MA  01223

Edvins Auzenbergs, Trustee                    Partner; Mr. Auzenbergs is
 under Edvins Auzenbergs                      retired.
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                               Partner; President,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                           Partner; Sales Manager,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

John M. Trenary                               Partner
7320 Tamarisk Drive
Fort Collins, CO  80525-9195

Patricia R. Westbrook                         Partner
1082 Baliff Court
Atlanta, GA  30319

Lisa A. Martina Trust                         Partner
276 Riverside Drive #10D
New York, NY  10025

Janice M. Trenary                             Partner
5746 Crestwood Drive
Fort Collins, CO  80525

ELMWOOD:

         Although Elmwood is organized as a general partnership, the partnership agreement delegates the authority to vote and decide the disposition of any securities owned by the partnership to either of Mr. Lindseth (individually or as the Trustee) and his son, Mr. Steven W. Lindseth (as trustee), as co-Managing Partners. As a practical matter, Mr. Lindseth acts as the Managing Partner of Elmwood. Certain information regarding the general partners of Elmwood is set forth below.

                                              Position with Partnership
Name and Business Address                     and Principal Occupation
-------------------------                     -------------------------
Jon A. Lindseth, Trustee                      Managing Partner; Mr.
 under Jon A. Lindseth Trust                  Lindseth is Chairman of the
 Agreement dated April 25,                    Board and Treasurer, Kindt-
 1986, as modified                            Collins.
c/o Jon A. Lindseth
The Kindt-Collins Company
12651 Elmwood Avenue
Cleveland, Ohio 44111

Virginia M. Lindseth (spouse                  Partner
 of Jon A. Lindseth), Trustee
 under Virginia M. Lindseth
 Trust Agreement dated April 25,
 1986, as modified
46155 Fairmount Boulevard
Hunting Valley, OH  44022

Andrew M. Lindseth                            Partner; Chairman of the
ImageScan, Inc.                               Board, ImageScan, Inc.
Suite 109
103 Carnegie Center
Princeton, NJ 08540

Steven W. Lindseth, Trustee                   Partner; Steven W. Lindseth
 under Steven W. Lindseth Trust               is President, Complient, LLC
 Agreement dated March 1, 1989,               and Director, Nextec
 as modified                                  Applications, Inc.
Complient, LLC
4543 Taylor Lane
Warrensville Heights, OH 44128

Karen L. Parker, Trustee                      Partner
 under Karen L. Parker
 Declaration of Trust dated
 March 3, 1990, as modified
240 Old Green Bay
Glencoe, IL  60022

Peter L. Lindseth, Trustee                    Partner; Peter L. Lindseth is
 under Peter L. Lindseth                      an associate professor at the
 Declaration of Trust,                        University of Connecticut
 dated May 12, 1994                           School of Law.
University of Connecticut
         School of Law
65 Elizabeth Street
Hartford, CT  06105-2290

Joseph D. Sullivan, Trustee                   Partner; Mr. Sullivan is a
 under Joseph D. Sullivan                     partner of Calfee, Halter &
 Declaration of Trust dated                   Griswold.
 April 7, 1984, as modified
Calfee, Halter & Griswold
1800 Society Building
Cleveland, OH  44114

Sandra H. Sullivan (spouse of                 Partner
 Joseph D. Sullivan), Trustee
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified
9040 Little Mountain Road
Kirtland Hills, Ohio 44060

Louise A. Phillips, Successor                 Partner
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20,
 1992
7753 East Bowie Road
Scottsdale, AZ  85258

Edvins Auzenbergs, Trustee                    Partner; Mr. Auzenbergs is
 under Edvins Auzenbergs                      retired.
 Declaration of Trust dated
 August 11, 1995
23301 Wingfoot Drive
Westlake, OH  44145-4380

Leo L. Kovachic                               Partner; President,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

Leonard A. Principe                           Partner; Sales Manager,
The Kindt-Collins Company                     Kindt-Collins
12651 Elmwood Avenue
Cleveland, OH  44111

         In addition to serving as Chairman of the Board and Treasurer of Kindt-Collins and Managing Partner of each of AER Partners, Battery Partners and Elmwood, Mr. Lindseth serves as the Chairman of the Board of AER Energy, as well as the Chairman of the Boards of each of Hines Flask Company and Shanafelt Manufacturing Company, both of which serve the metal casting industry, Complient, LLC, a limited liability company developing and marketing consumer products, and as a director of Nextec Applications, Inc., a company formed to develop products utilizing fabric coating technology. The principal business addresses of each of these organizations (other than AER Energy) are as follows:

                           Hines Flask Company
                           3431 West 140th Street
                           Cleveland, OH  44111

                           Shanafelt Manufacturing Company
                           2600 Winfield Way, N.E.
                           Canton, OH  44705

                           Complient, LLC
                           4543 Taylor Lane
                           Warrensville Heights, OH  44128

                           Nextec Applications, Inc.
                           2611 Commerce Way
                           Vista, CA  92083

         (d) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither Kindt-Collins, Elmwood, Battery Partners, AER Partners, the Trustee, the Trust nor any of the persons listed in the above tables, including Mr. Lindseth, has been a party during the last five years to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f) All of the individuals named in the above tables are citizens of the United States of America.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and supplemented to include the following additional information:

         Elmwood purchased a total of 102,250 shares of Series B Preferred Stock and the Warrant on February 27, 2001 for an aggregate purchase price of $1,000,000 in cash. On February 20, 2001, Elmwood borrowed the funds to purchase the Series B Preferred Stock from The Huntington National Bank. This loan is not secured by any of the assets of Elmwood and bears interest at LIBOR plus 1.85% per year (LIBOR initially being 5.58% per year), which may fluctuate daily. This loan shall mature on April 5, 2004. This loan was unconditionally and fully guaranteed by Kindt-Collins.

Item 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended to include the following additional information:

         Mr. Lindseth, as a co-Managing Partner of Elmwood, directed the separate purchase by Elmwood of 102,250 shares of Series B Preferred Stock and the Warrant for investment purposes.

         Kindt-Collins, Mr. Lindseth, the Trust, Elmwood, Battery Partners and AER Partners own their respective AER Energy securities for investment purposes.

         Mr. Lindseth, on behalf of himself, as the Trustee or as Managing Partner of AER Partners, Elmwood or Battery Partners, may seek for investment purposes to purchase additional shares of Common Stock or other series of preferred stock of AER Energy in the open market or in privately negotiated transactions.

         Additionally, the number of shares of AER Common Stock deemed to be beneficially owned by Mr. Lindseth, the Trustee and Elmwood due to the conversion features of the shares of Series A Preferred Stock and Series B Preferred Stock may automatically change from time to time without any action on the part of such persons due to (i) fluctuations in the amount of accrued and unpaid dividends with respect to the Series A Preferred Stock and the Series B Preferred Stock, which dividends may be converted into Common Stock at the same conversion rate as the shares of stock upon which such dividends accrued and (ii) the effect of certain anti-dilution and other terms of such securities upon the conversion rate set forth therein. In addition, the warrants purchased with such securities also contain exercise price adjustment and anti-dilution provisions, which may cause the aggregate number of shares of AER Common Stock that may be received upon the exercise in full of such warrants to be adjusted.

         Joseph D. Sullivan, on behalf of himself or certain Sullivan family partnerships and trusts, may seek for investment purposes to purchase additional shares of Common Stock in the open market or in privately negotiated transactions.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety to read as follows:

         The percentages set forth below are based on 24,850,263 shares of Common Stock outstanding as of the close of business on November 9, 2000 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         (a) Kindt-Collins beneficially owns directly 212,994 shares of the Common Stock, or 0.9% of the outstanding Common Stock, of which 112,994 shares may be acquired pursuant to the exercise in full of a warrant that is immediately exercisable.

         AER Partners beneficially owns directly 3,189,915 shares of Common Stock, or 12.8% of the outstanding Common Stock.

         Elmwood beneficially owns directly 8,933,258 shares of Common Stock, or 29.2% of the outstanding Common Stock, of which (i) 1,246,734 shares may be acquired (as of February 27, 2001) pursuant to the exercise in full of immediately exercisable warrants (including the Warrant), (ii) 2,542,587 shares may be acquired pursuant to the conversion in full of 202,250 shares of Series A Preferred Stock, all of which are immediately convertible, and (iii) 1,985,437 shares may be acquired (as of February 27, 2001) pursuant to the conversion in full of 102,250 shares of Series B Preferred Stock, all of which are immediately convertible. Elmwood beneficially owns 202,250 shares of Series A Preferred Stock, or 50.0% of the outstanding Series A Preferred Stock. Elmwood also beneficially owns 102,250 shares of Series B Preferred Stock, or 100.0% of the outstanding Series B Preferred Stock.

         Battery Partners beneficially owns directly 121,230 shares of Common Stock, or 0.4% of the outstanding Common Stock.

         The Trust beneficially owns indirectly, through its interests in AER Partners, Elmwood and Battery Partners, 12,244,403 shares of Common Stock, or 40.0% of the outstanding Common Stock. As discussed above, Mr. Lindseth claims beneficial ownership of all such shares indirectly owned by the Trust.

         The partnership agreements among the partners of AER Partners, Elmwood and Battery Partners delegate to Mr. Lindseth (individually or as the Trustee), as a co-Managing Partner of each partnership, the authority to vote and decide the disposition of shares of the Common Stock owned by AER Partners and Elmwood; otherwise, Mr. Lindseth (individually and as Trustee) disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributed to the partners of each of AER Energy and Elmwood as set forth in the foregoing tables, other than the Trustee and Virginia M. Lindseth (Mr. Lindseth's spouse) as Trustee under the Virginia M. Lindseth Trust Agreement dated April 25, 1986, as modified (the "VML Trustee") and (ii) that percentage interest in the Common Stock owned indirectly by the partners of Battery Partners (other than the Trustee and the VML Trustee) through their respective ownership interests in Battery Partners.

         Steven W. Lindseth, Mr. Lindseth's son, is also a co-Managing Partner of AER Partners, Elmwood Partners and Battery Partners. However, as a practical matter Mr. Lindseth acts as Managing Partner and Steven W. Lindseth disclaims beneficial ownership of (i) that percentage interest in the Common Stock attributable to the partners of each of AER Partners and Elmwood Partners other than himself as set forth in the foregoing tables and (ii) that percentage interest in the Common Stock owned indirectly by the partners (other than himself) of Battery Partners through their respective ownership interests in Battery Partners.

         The following table sets forth the allocation of shares of Common Stock beneficially owned by AER Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                                 Number of Shares     Percentage
      Percentage Partner                         of Common Stock      Interest(1)
      ------------------                         ----------------     -----------
Jon A. Lindseth, Trustee                          1,490,120.9            6.0%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                        85,272.8            0.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Andrew M. Lindseth                                  120,888.2            0.5

Steven W. Lindseth, Trustee                         120,888.2            0.5
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Karen L. Parker, Trustee                            120,888.2            0.5
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                          120,888.2            0.5
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Sullivan Family Limited                             299,852.0            1.2
Partnership

Joseph D. Sullivan Trustee                          229,179.0            0.9
UAW Mary M. Sullivan dtd
December 24, 1975

Louise A. Phillips, Successor                       227,932.2            0.9
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                                   28,709.2            0.1

Ann M. Rich Trust                                    28,709.2            0.1

Susan K. Salo Trust                                  28,709.2            0.1

Louise I. Palmer Trust                               28,709.2            0.1

Edvins Auzenbergs, Trustee                          205,660.2            0.8
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                                      33,439.9            0.1

Leonard A. Principe                                  20,067.8            0.1

-----------
(1) The percentages set forth below are based on 24,850,263 shares of Common Stock outstanding as of the close of business on November 9, 2000 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Common Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                                 Number of Shares     Percentage
          Partner                                of Common Stock      Interest(2)
          -------                                ----------------     -----------
Jon A. Lindseth, Trustee                          4,173,037.5          15.15%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                       238,803.9           0.96
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                         338,543.7           1.35
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                  338,543.7           1.35

Karen L. Parker, Trustee                            338,543.7           1.35
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                          338,543.7           1.35
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                         917,767.2           3.61
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                         563,769.0           2.24
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                          575,945.0           2.28
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                       959,914.3           3.77
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                  56,199.1           0.23

Leo L. Kovachic                                      93,647.3           0.38

---------------
(2) The percentages set forth below are based on 24,850,263 shares of Common Stock outstanding as of the close of business on November 9, 2000 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         The following table sets forth the allocation of shares of Series A Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series A Preferred Stock.

                                                 Number of Shares     Percentage
          Partner                                of Common Stock      Interest(3)
          -------                                ----------------     -----------
Jon A. Lindseth, Trustee                             94,478.1           23.4%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                         5,406.5            1.3
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                           7,664.7            1.9
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                    7,664.7            1.9

Karen L. Parker, Trustee                              7,664.7            1.9
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                            7,664.7            1.9
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                          20,778.4            5.1
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                          12,763.8            3.2
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                           13,039.5            3.2
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                        21,732.6            5.4
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                   1,272.4            0.3

Leo L. Kovachic                                       2,120.2            0.5

---------------
(3) The percentages set forth below are based on 404,500 shares of Series A Preferred Stock outstanding as of February 27, 2001.

         The following table sets forth the allocation of shares of Series B Preferred Stock held by Elmwood among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Series B Preferred Stock.

                                                 Number of Shares     Percentage
          Partner                                of Common Stock      Interest(4)
          -------                                ----------------     -----------
Jon A. Lindseth, Trustee                             47,764.6           46.7%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                         2,733.3            2.7
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Steven W. Lindseth, Trustee                           3,875.0            3.8
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Andrew M. Lindseth                                    3,875.0            3.8

Karen L. Parker, Trustee                              3,875.0            3.8
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Peter L. Lindseth, Trustee                            3,875.0            3.8
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan, Trustee                          10,504.8           10.3
 under Joseph D. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Sandra H. Sullivan, Trustee                           6,452.9            6.3
 under Sandra H. Sullivan
 Declaration of Trust dated
 April 7, 1984, as modified

Edvins Auzenbergs, Trustee                            6,592.3            6.4
 under Edvins Auzenbergs
 Declaration of Trust dated
 August 11, 1995

Louise A. Phillips, Successor                        10,987.2           10.7
 Trustee under Fletcher Family
 Revocable Living Trust
 Agreement dated February 20, 1992

Leonard A. Principe                                     643.3            0.6

Leo L. Kovachic                                       1,071.9            1.0

---------------
(4) The percentages set forth below are based on 102,250 shares of Series B Preferred Stock outstanding as of February 27, 2001.

         The following table sets forth the allocation of shares of Common Stock held by Battery Partners among all of its partners. However, except as otherwise provided, nothing contained herein shall be an admission that any of such partners beneficially own such shares of Common Stock.

                                                 Number of Shares     Percentage
          Partner                                of Common Stock      Interest(5)
          -------                                ----------------     -----------
Jon A. Lindseth, Trustee                             33,753.7           0.14%
under Jon A. Lindseth Trust
Agreement dated April 25,
1986, as modified

Virginia M. Lindseth, Trustee                         2,859.6           0.01
under Virginia M. Lindseth
Trust Agreement dated April
25, 1986, as modified

Andrew M. Lindseth                                    4,053.7           0.02

Katherine S. Lindseth                                 4,053.7           0.02

Steven W. Lindseth, Trustee                           4,053.7           0.02
under Steven W. Lindseth Trust
Agreement dated March 1, 1989,
as modified

Sharon H. Lindseth                                    4,053.7           0.02

Karen L. Parker, Trustee                              4,053.7           0.02
under Karen L. Parker
Declaration of Trust dated
March 3, 1990, as modified

Stephen C. Parker                                     4,053.7           0.02

Peter L. Lindseth, Trustee                            4,053.7           0.02
under Peter L. Lindseth
Declaration of Trust, dated
May 12, 1994, as modified

Joseph D. Sullivan Trustee                           13,089.9           0.05
UAW Mary M. Sullivan dtd
December 24, 1975

J. D. Sullivan, Trustee                               1,162.6           0.01
for Stephanie D. Sullivan

J. D. Sullivan, Trustee                               1,162.6           0.01
for J. D. Sullivan, Jr

J. D. Sullivan, Trustee                               1,162.6           0.01
for Laura W. Sullivan

J. D. Sullivan, Trustee                               1,162.6           0.01
for M. Hannah Sullivan

Louise A. Phillips, Successor                         6,843.8           0.03
 Trustee under Fletcher Family
 Revocable Living Trust Agreement
 dated February 20, 1992

Mary E. Gail Trust                                    1,162.6           0.01

Ann M. Rich                                           1,162.6           0.01

Susan K. Salo                                         1,162.6           0.01

Louise I. Palmer                                      1,162.6           0.01

Edvins Auzenbergs, Trustee                            6,896.4           0.03
 under Edvins Auzenbergs
 Declaration of Trust
 dated August 11, 1995

Leo L. Kovachic                                       6,290.4           0.03

Leonard A. Principe                                     673.6           0.003

John M. Trenary                                       3,030.8           0.01

Patricia R. Westbrook                                 3,030.8           0.01

Lise A. Martina Trust                                 4,053.7           0.02

Janice M. Trenary                                     3,030.9           0.01

---------------
(5) The percentages set forth below are based on 24,850,263 shares of Common Stock outstanding as of the close of business on November 9, 2000 (as reported in AER Energy's most recent Form 10-Q), plus, pursuant to Rule 13d-3(d)(1)(i), such additional number of shares that each person may acquire within 60 days pursuant to the exercise of any option, warrant or right, the conversion of any security or the power to revoke a trust or similar arrangement.

         Mr. Lindseth (individually and as the Trustee), as a co-Managing Partner of each of AER Partners, Elmwood and Battery Partners, and as Chairman of the Board of Kindt-Collins, may be deemed to have beneficial ownership of (i) all the shares of Common Stock owned by each of AER Partners, Elmwood and Kindt-Collins, (ii) all of the shares of Series A Preferred Stock and Series B Preferred Stock owned by Elmwood, (iii) in the case of Mr. Lindseth individually, 30,000 shares of Common Stock owned directly by him and (iv) in the case of Mr. Lindseth both individually and as the Trustee, 121,230 shares of Common Stock owned by Battery Partners, for an aggregate of [A] 12,487,397 shares of Common Stock in the case of Mr. Lindseth and [B]

12,244,403 shares of Common Stock in the case of the Trustee. Generally, Mr. Lindseth and the Trustee each disclaim beneficial ownership of that percentage interest in the Common Stock, the Series A Preferred Stock and the Series B Preferred Stock attributable to the partners (other than the Trustee and the VML Trustee) of each of AER Partners, Elmwood and Battery Partners as further described above.

         Similarly, Steven W. Lindseth, Mr. Lindseth's son, as a co-Managing Partner of each of AER Partners and Elmwood, may be deemed to have beneficial ownership of all the shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock owned by each of AER Partners and Elmwood, as well as 121,230 shares of Common Stock owned by Battery Partners and 15,300 shares of common stock that he owns directly, for an aggregate of 12,259,703 shares of Common Stock (or 40.0% of the total shares outstanding). However, as a practical matter, Mr. Lindseth, his father, acts as Managing Partner of such partnerships and Steven W. Lindseth disclaims beneficial ownership of that percentage interest in the Common Stock and Preferred Stock attributable to the partners (other than himself) of AER Partners, Elmwood and Battery Partners as further described above.

         As a result of the transactions reported in this Amendment No. 7, Mr. Lindseth's total beneficial ownership in AER Energy's Common Stock is now 40.6% of the total shares outstanding and the Trustee's total beneficial ownership in AER Energy's Common Stock is now 40.0% of the total shares outstanding (in each case if all the shares Mr. Lindseth and the Trustee may be deemed to beneficially own are included).

         Mr. Joseph D. Sullivan owns 299,575 shares of Common Stock directly. Mrs. Sandra H. Sullivan owns 120,000 shares of Common Stock directly. Mr. Joseph
D. Sullivan and Mrs. Sandra H. Sullivan each also (i) have an indirect interest through the Waho Fund, a family general partnership, in a percentage of the 52,500 shares of Common Stock owned by such partnership corresponding to their respective ownership interests in such partnership and (ii) have an indirect interest through the Pine Fund Corporation, a corporation wholly owned by Mr. and Mrs. Sullivan, in a percentage interest of the 20,000 shares of Common Stock owned by such corporation corresponding to their respective ownership interests in such corporation.

         Mr. Leo L. Kovachic owns 1,000 shares of Common Stock directly.

         (b) Kindt-Collins has the sole power to vote and direct the disposition of the 212,994 shares of Common Stock it beneficially owns, and Mr. Lindseth has sole voting and dispositive power with respect to these shares with the other directors of Kindt-Collins listed in Item 2 above.

         AER Partners, Elmwood and Battery Partners are all managed by Mr. Lindseth (individually and as the Trustee). His son, Mr. Steven A. Lindseth, also has, pursuant to the relevant partnership agreements, the power to vote and direct the disposition of the Common Stock owned by such partnerships (for a total of 12,244,403 shares of the Common Stock), but as a practical matter Mr. Lindseth exercises this power.

         Mr. Lindseth has sole voting and dispositive power with respect to the 30,000 shares owned by him.

         Mr. Steven W. Lindseth has sole voting and dispositive control over the 15,300 shares of Common Stock he owns directly.

         Mr. Joseph D. Sullivan has sole voting and dispositive control over:
(i) 299,575 shares of Common Stock he owns directly, (ii) 8,700 shares of Common Stock he holds as Trustee for the Laura S. McKenna Trust dated April 1, 1984,
(iii) 10,000 shares he holds as Trustee for the Stephanie D. Sullivan Trust dates May 28, 1986, (v) 52,500 shares of Common Stock owned by the Waho Fund, of which Mr. Sullivan is a general partner (vi) 20,000 shares of Common Stock owned by the Pine Fund Corporation, of which Mr. Sullivan is the President and (vii) 50,000 shares of Common Stock owned by the Sullivan Family Fund, a charitable corporation; for a total of 440,775 shares of Common Stock.

         Mrs. Sandra H. Sullivan has sole voting and dispositive control over the 120,000 shares of Common Stock she owns directly.

         Mr. Leo L. Kovachic has sole voting and dispositive power over the 1,000 shares he owns directly.

         (c)      None.

         (d) Kindt-Collins is a subchapter S corporation and as such, each of its shareholders has the right to receive dividends from, or the proceeds form the sale of, its stock. AER Partners, Elmwood and Battery Partners are each partnerships and as such, each of their respective partners (including the Trustee) has the right to receive distributions from, or proceeds from the sale of, any Common Stock owned by such partnership. Such interests of the Trustee relate to more than 5% of the Common Stock.

         (e) Kindt-Collins ceased to be a beneficial owner of 5% or more of the Common Stock on February 6, 1996, when it sold all but 212,994 of its shares of Common Stock beneficially owned to Elmwood.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein or filed previously with respect to the
Schedule 13D, there are no new contracts, arrangements, understandings or relationships with respect to the Common Stock.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Securities Purchase Agreement, dated February 27, 2001

EXHIBIT B         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated February 27, 2001

EXHIBIT C         Warrant, dated February 27, 2001, to purchase 776,699 shares of AER Common Stock

EXHIBIT D         Promissory Note, dated February 20, 2001, issued by Elmwood
                  Partners II, as maker, to The Huntington National Bank, as payee

EXHIBIT E         Commercial Guaranty, between Kindt-Collins and The Huntington
                  National Bank

EXHIBIT F         Securities Purchase Agreement, dated September 27, 2000(1)

EXHIBIT G         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated September 27, 2000(1)

EXHIBIT H         Warrant, dated September 27, 2000, to purchase 470,035 shares of AER Common Stock(1)

EXHIBIT I Promissory Note, dated September 15, 2000, by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee(2)

EXHIBIT J         Agreement with respect to joint filing of Amendment No. 7 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated March
                  12, 2001, by and among Jon A. Lindseth, Jon A. Lindseth,
                  Trustee under Jon A. Lindseth Trust Agreement, dated April 25,
                  1986, as modified, The Kindt-Collins Company, Elmwood Partners
                  II, Battery Partners and AER Partners


---------------
(1) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.

(2)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    THE KINDT-COLLINS COMPANY


March 19, 2001                      By:  /s/ Jon A. Lindseth
                                       -----------------------------------------
                                         Jon A. Lindseth, Chairman


                                    BATTERY PARTNERS


March 19, 2001                      By:    /s/ Jon A. Lindseth
                                       -----------------------------------------
                                         Jon A. Lindseth, under Jon A. Lindseth
                                         Trust Agreement dated April 25, 1986,
                                         as modified, Managing Partner

                                    AER PARTNERS


March 19, 2001                      By: /s/ Jon A. Lindseth
                                       -----------------------------------------
                                         Jon A. Lindseth, Trustee
                                         under Jon A. Lindseth Trust
                                         Agreement dated April 25, 1986,
                                         as modified, Managing Partner

                                    ELMWOOD PARTNERS II


March 19, 2001                      By: /s/ Jon A. Lindseth
                                       -----------------------------------------
                                         Jon A. Lindseth, Trustee
                                         under Jon A. Lindseth Trust
                                         Agreement dated April 25, 1986,
                                         as modified, Managing Partner

                                   JON A. LINDSETH, TRUSTEE UNDER JON A.
                                   LINDSETH TRUST AGREEMENT DATED APRIL 25,
                                   1986, AS MODIFIED


March 19, 2001                     By: /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth, Trustee under Jon A.
                                       Lindseth Trust Agreement dated April 25,
                                       1986, as modified


March 19, 2001                          /s/ Jon A. Lindseth
                                       ----------------------------------------
                                       Jon A. Lindseth

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit

EXHIBIT A         Securities Purchase Agreement, dated February 27, 2001

EXHIBIT B         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated February 27, 2001

EXHIBIT C         Warrant, dated February 27, 2001, to purchase 776,699 shares of AER Common Stock

EXHIBIT D         Promissory Note, dated February 20, 2001, issued by Elmwood
                  Partners II, as maker, to The Huntington National Bank, as payee

EXHIBIT E         Commercial Guaranty, between Kindt-Collins and The Huntington
                  National Bank

EXHIBIT F         Securities Purchase Agreement, dated September 27, 2000(1)

EXHIBIT G         Articles of Amendment to Articles of Incorporation of AER
                  Energy Resources, Inc., dated September 27, 2000(1)

EXHIBIT H         Warrant, dated September 27, 2000, to purchase 470,035 shares of AER Common Stock(1)

EXHIBIT I Promissory Note, dated September 15, 2000, by Elmwood Partners II, as maker, to The Kindt-Collins Company, as payee(2)

EXHIBIT J         Agreement with respect to joint filing of Amendment No. 7 to
                  Schedule 13D pursuant to Rule 13d-1(k)(1)(iii), dated
                  March 12, 2001, by and among Jon A. Lindseth, Jon A. Lindseth,
                  Trustee under Jon A. Lindseth Trust Agreement, dated
                  April 25, 1986, as modified, The Kindt-Collins Company,
                  Elmwood Partners II, Battery Partners and AER Partners

--------------------
(1) Incorporated by reference from AER Energy Resources, Inc.'s Form 10-Q for the quarter ended September 30, 2000 (File No. 0-21926), as filed with the Securities and Exchange Commission on November 13, 2000.
(2)      Incorporated by reference from Amendment No. 6 to Schedule 13D for Jon
         A. Lindseth et al., as filed with the Securities and Exchange Commission on December 8, 2000.